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WRITER’S DIRECT NUMBER:
(212) 848-5009

WRITER’S EMAIL ADDRESS:
astolper@shearman.com

October 5, 2010

BY EDGAR

Mr. Milwood Hobbs
United States Securities and Exchange Commission
Division of Corporation Finance
Staff Accountant
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

MetroGAS S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 14, 2010
File No. 001-13442

Dear Mr. Hobbs:

MetroGAS S.A. (the “Company”) has received a comment letter dated September 28, 2010 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2009.  Pursuant to our phone conversation on October 4, 2010, we hereby advise the Staff that the Company will submit a response to the Staff’s letter no later than October 27, 2010.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-848-5009 or Eduardo Villegas Contte, Chief Financial Officer of the Company, at 011-54-11-4309-1434.

Very truly yours, /s/ Antonia E. Stolper

cc:	Andrés Cordero Gimenez - Chief Executive Officer – MetroGAS S.A.
Eduardo Villegas Contte – Chief Financial Officer – MetroGAS S.A.

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